iROBOT CORPORATION
8 Crosby Drive (Mail Stop 10-2)
Bedford MA 01730
December 15, 2008
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

RE:	iROBOT Corporation Form 10-K for Fiscal Year Ended December 29, 2007 Form 10-Q for Fiscal Quarter Ended September 27, 2008 File No. 51598
Dear Mr. Spirgel:
     This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Commission’s letter dated December 3, 2008 (the “Comment Letter”) to Mr. John Leahy, Chief Financial Officer of iRobot Corporation (“iRobot” or the “Company”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007 and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2008. The response set forth below has been organized in the same manner in which the Commission’s comments and headings were organized in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 29, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38
Comparison of Years Ended December 29, 2007 and December 30, 2006, page 47
Comment 1
1.	Your year over year comparison of revenue does not appear to be comprehensive because it does not discuss why fluctuations occurred, such as an introduction of a new product or results of new advertising. In addition, there does not seem to be a clear link between the fluctuations you state by division or business and the product revenue and contract revenue reported in the statement of operations. Lastly, you seem to interchange the titles “division” and “business” here and in the Industry Segment Note on page 83 when describing your two concentrations. In future filings please provide

Mr. John Leahy
iROBOT Corporation
December 15, 2008

more detail in your comparisons that gives both a better understanding of the results of operations and a better connection between what was reported on your financial statements and the results of your divisions.
Response 1
     The Company acknowledges the Staff’s comment. In future filings, the Company will provide a more consistent presentation of its two operating divisions as the presentation applies to the use of the terms “division” and “business.” The Company will also provide more detail in comparisons that give both a better understanding of the results of operations and a better connection between the Company’s reported financial results and the results of its divisions.
Contractual Obligations, page 57
Comment 2
2.	We note that you disclose minimum contractual payments totaling over $20 million in the contractual obligations table. You describe those as minimum contractual obligations for services. Please tell us specifically what services these contractual payments are for and what considerations were made to disclosing such information as to provide a better understanding of the nature of these obligations.
Response 2
     The Company’s minimum contractual payments listed in the contractual obligations table consist entirely of payments to GSI Commerce, Inc. (“GSI”), the Company’s provider of direct fulfillment services for direct sales of its home robots.  The Company’s agreement with GSI is typical of the business in which the Company engages, and the minimum contractual payments pursuant to the agreement are incurred in the ordinary course of business.  Based on its historical and current operations, the Company believes that it will exceed the minimum contractual obligations with GSI in its ordinary course of business. Additionally, the Company’s agreement with GSI does not include any provisions that increase or accelerate the minimum contractual obligations. Therefore, the Company did not believe any additional disclosure regarding its contractual obligations to GSI was necessary for an understanding of the timing and amount of these contractual obligations. In future filings, the Company will add disclosure clarifying the nature of its minimum contractual obligations.
Notes to Consolidated Financial Statements, page 65
Comment 3
3.	With a view towards clarifying disclosure in future filings, please tell us the nature of the $3,151,000 reported as other income (expense), net, for the year ended December 29, 2007 and your consideration given to Article 5-03(b)(7) of Regulation S-X.

Mr. John Leahy
iROBOT Corporation
December 15, 2008

Response 3
     The Company respectfully advises the Staff that it considered Article 5-03(b)(7) of Regulation S-X prior to filing its Form 10-K for Fiscal Year Ended December 29, 2007 and believes that the amounts included as Other Income (Expense), net were properly designated as Other Income consistent with Article 5-03(b)(7) of Regulation S-X.
     The Company also refers the Staff to the following disclosure on page 50 of its Form 10-K for Fiscal Year Ended December 29, 2007:  “For fiscal 2007, other income (expense), net amounted to $3.2 million compared to $3.8 million in fiscal 2006. The other income (expense), net was directly related to interest income resulting from our cash and investments in auction rate securities and money market accounts.” In future filings, the Company will add similar disclosure in the notes to its consolidated financial statements if material.
Other Income (Expense), net for 2007 consisted primarily of interest income of $3.3 million. In future filings, if any items included in Other Income (Expense), net become material, the Company will disclose all material details in the income statement or in a note thereto in accordance with Article 5-03(b)(7) of Regulation S-X.
Stock-Based Compensation, page 69
Comment 4
4.	In the second paragraph under the stock-based compensation disclosure you state that upon adoption of SFAS No. 123(R) the company incorrectly valued 259,700 stock options that were granted between July 27, 2005 and November 8, 2005. Since you state you adopted 123R using the modified prospective method, please tell us the nature of this adjustment and why the adoption of 123R resulted in this determination. Also include in your response details regarding your analysis on the impact of this correction in current and prior periods and how you arrived at your conclusions.
Response 4
     Prior to becoming a public company, the Company utilized the minimum value method of measuring equity share options. Since the Company became a public company after June 15, 2005, the Company was required to apply prospectively the guidance provided by SFAS 123(R).  The Company has previously disclosed that the modified prospective method was applied upon adoption of SFAS 123(R). The Company notes for the Staff that its application of SFAS 123(R) should have been characterized as application under the prospective method. In future filings, this terminology will be corrected.
     In June 2007, the Company realized that it had incorrectly used the date of the effectiveness of its registration, November 8, 2005, instead of the date of its initial filing of its registration statement on Form S-1, July 27, 2005, for the application of SFAS

Mr. John Leahy
iROBOT Corporation
December 15, 2008

123(R).   Consequently, the Company determined that a cumulative adjustment of $0.5 million of incremental stock-based compensation expense was required to correct this error.
     The Company performed a detailed quantitative analysis at the time the error was discovered, assessing both the impact on each of the periods as if restated as well as the impact on the period in which the adjustment was recorded, to evaluate the materiality of this adjustment in both the current and prior periods.  The impact on pre-tax income for the quarters affected was a range of 1.1% to 6.0% and the impact on the full year 2006 pre-tax income was 10.6%. The Company determined these impacts were not material because the Company was effectively running at breakeven for 2006 and investment analysts had historically valued the Company on revenue growth. The Company also evaluated the impact of the adjustments on individual line items in its consolidated Statement of Operations, Statement of Cash Flows and Balance Sheet and determined these impacts were not quantitatively material as well.
     A detailed qualitative analysis was also performed by the Company which addressed numerous factors to determine if the recording of the cumulative adjustment in the current or prior periods would be misleading to investors or impact their view of the Company’s financial performance.  These qualitative factors included, but were not limited to, items such as the Company’s financial performance relative to investor guidance and analysts’ expectations for the periods in question, the non-cash nature of the error, the Company’s Sarbanes-Oxley Section 404 materiality threshold, overall earnings trends and the impact on segment results. It was also noted that neither the error nor the resulting correction impacted management’s compensation.
     Based upon the combined quantitative and qualitative analyses performed, the Company concluded that the judgment of a reasonable person relying upon the previously issued financial statements would not have been changed or influenced by the inclusion or correction of stock-based compensation expense for the 259,700 options granted between July 27, 2005 and November 8, 2005.  For this reason, the Company determined in June 2007 that it was appropriate to record the cumulative adjustment of $0.5 million in the three and six month periods ended June 30, 2007.  In December 2007, the Company revisited this matter to compare the out-of-period adjustment to actual, full year 2007 results and reached the identical conclusions.
Form10-Q for the Fiscal Quarter Ended September 27, 2008
Notes to Consolidated Financial Statements, page 5
Note 4 Stock Option Plans, page 10
Comment 5
5.	We note you included certain information regarding your stock option plans such as the general terms of options granted under the Plans and the shares available for future grants as of September 27, 2008. However you excluded other information such as the

Mr. John Leahy
iROBOT Corporation
December 15, 2008

number of options granted, exercised or canceled during the period, if any, or how the fair value of any options granted was determined. Please advise us of your consideration of both the minimum required disclosures of SFAS 123(R), Share-Based Payment in paragraph 240A and guidance for interim financial statements in Article 10-01(a)(5) of Regulation S-X in determining the disclosures you included regarding your stock options plans.
Response 5
     The Company respectfully advises the Staff that it considered the disclosure requirements of paragraph A240(b)(2) of SFAS 123R and guidance for interim financial statements in Article 10-01(a)(5) of Regulation S-X, and determined that its grants and exercises for the period covered by its Form 10-Q for Fiscal Quarter Ended September 27, 2008 were not material. The Company evaluated the grants and exercises during this period and determined that they were consistent with grants and exercises in prior periods and prior practices.  As the Company disclosed on its Current Report on Form 8-K filed with the Commission on June 9, 2008, the Company granted Mr. John Leahy, the Company’s newly hired Executive Vice President, Chief Financial Officer and Treasurer, a stock option exercisable for 200,000 shares of the Company’s common stock and 60,000 restricted stock units during this period.  Other than the grants to Mr. Leahy, there were no significant grants or exercises during this period. The Company will continue to evaluate its stock option and restricted stock unit activity in future interim reporting periods and will disclose all relevant, material transactions in future filings.
* * * *
     The Company acknowledges that
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Leahy
iROBOT Corporation
December 15, 2008

     If you have any questions with regard to the Company’s responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (781) 430-3000.

Sincerely,
/s/ John Leahy
John Leahy
Executive Vice President, Chief Financial Officer and Treasurer